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                       [LOGO OF PACIFICORP APPEARS HERE]

                            RECOMMENDED CASH OFFER
                                      BY
                          GOLDMAN SACHS INTERNATIONAL
                                 ON BEHALF OF
                            PACIFICORP ACQUISITIONS
                    A WHOLLY-OWNED SUBSIDIARY OF PACIFICORP
                                      FOR
                             THE ENERGY GROUP PLC

Goldman Sachs International announces on behalf of PacifiCorp Acquisitions, a wholly-owned subsidiary of PacifiCorp, that, by means of an offer document dated and posted on 30 June 1997 (the "Offer Document") and by means of this advertisement, Goldman Sachs International is making a recommended cash offer (the "Offer") on behalf of PacifiCorp Acquisitions to acquire all of the issued and to be issued shares and American Depositary Shares (as evidenced by American Depositary Receipts) of The Energy Group PLC ("The Energy Group"). Terms defined in the Offer Document have the same meanings in this advertisement.
Subject to the Offer becoming or being declared wholly unconditional, an Energy Group shareholder who validly accepts the Offer will receive 690 pence in cash for every Energy Group Share. An Energy Group ADS holder who validly accepts the Offer will receive (Pounds)27.60 in cash for every Energy Group ADS. In addition, holders of Energy Group Shares (including those represented by Energy Group ADSs) on the register of members at the close of business on 27 June 1997 will retain the right to receive the dividend of 5.5 pence (net) per Energy Group Share which was announced on 13 June 1997 and is to be paid on 4 July 1997.
As an alternative to some or all of the cash consideration receivable under the Offer, Energy Group shareholders (other than citizens or residents of the United States and certain other overseas shareholders) who validly accept the Offer may elect to receive Loan Notes instead of cash, on the basis of (Pounds)1 nominal of Loan Notes for every (Pounds)1 of cash otherwise available under the Offer. The Loan Notes will, subject to certain conditions, be transferable but no application is intended to be made for them to be listed or dealt in on any stock exchange. The obligations of PacifiCorp Acquisitions under the Loan Notes are not guaranteed or secured.
The full terms and conditions of the Offer and the Loan Note Alternative (including details of how the Offer may be accepted) are set out in the Offer Document and the Acceptance Form accompanying the Offer Document.
Energy Group shareholders and Energy Group ADS holders who accept the Offer may rely only on the Offer Document and the Acceptance Form for all the terms and conditions of the Offer (including the Loan Note Alternative).
The Offer is, by means of this advertisement, being extended to all persons to whom the Offer Document may not be despatched who hold, or who are entitled to have allotted or issued to them, Energy Group Shares and/or Energy Group ADSs. Such persons are informed that copies of the Offer Document and Acceptance Form are available for collection from New Issues Department, Independent Registrars Group Limited, at 23 Ironmonger Lane, London EC2 or at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH.
The Offer, which is made by means of the Offer Document and this advertisement, will be open for acceptance until 3.00 p.m. (London time),
10.00 a.m. (New York City time) on 29 July 1997 (or such later time(s) and/or date(s) as PacifiCorp Acquisitions, subject to the rules of the City Code, may decide).
The board of The Energy Group, which has been so advised by Lazard Brothers & Co., Limited and Lazard Freres & Co. Limited (together "Lazard") and Morgan Stanley & Co. Limited, its financial advisers, has stated that it considers the terms of the Offer to be fair and reasonable. In providing advice to the board of The Energy Group, Lazard and Morgan Stanley & Co. Limited have taken account of the board's commercial assessment of the Offer. Accordingly, the directors of The Energy Group have unanimously recommended all holders of Energy Group Shares and Energy Group ADSs to accept the Offer, as they have irrevocably undertaken to do in respect of their personal holdings of 116,385 Energy Group Shares and 1,550 Energy Group ADSs.
The Loan Notes to be issued pursuant to the Offer have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any state or district of the United States, will not be the subject of a prospectus under the securities laws of any province of Canada and will not be registered under any relevant securities laws of any other country. The Loan Notes are not being offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.
This advertisement is not being published or otherwise distributed or sent to, into or from Canada, Australia or Japan and persons reading this advertisement (including nominees, trustees and custodians) must not distribute or send this advertisement, the Offer Document or the Acceptance Form (or any related offering document(s)), in, into or from Canada, Australia or Japan nor use Canadian, Australian or Japanese mails or any such means or instrumentality for any purpose, directly or indirectly, in connection with the Offer and doing so may invalidate any related purported acceptance of the Offer.
This advertisement, which is published on behalf of PacifiCorp Acquisitions by Goldman Sachs International, has been approved by Goldman Sachs International solely for the purposes of section 57 of the Financial Services Act 1986. Goldman Sachs International, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for PacifiCorp Acquisitions and PacifiCorp and no one else in connection with the Offer and will not be responsible to anyone other than PacifiCorp Acquisitions and PacifiCorp for providing the protections afforded to its customers or for giving advice in relation to the Offer. Goldman Sachs International is acting through Goldman, Sachs & Co. for the purposes of making the Offer in and into the United States.
Lazard and Morgan Stanley & Co. Limited, who are regulated in the UK by The Securities and Futures Authority Limited, are acting for The Energy Group and no one else in connection with the Offer and will not be responsible to anyone other than The Energy Group for providing the protections afforded to their customers or for giving advice in relation to the Offer.
30 June 1997